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                                                                    Exhibit 99.1
July 12, 1996

Dear Fellow Shareholders:

After careful consideration, Commercial Intertech Corp.'s Board of Directors has voted unanimously to recommend that shareholders reject as inadequate the unsolicited $27 per share tender offer by United Dominion Industries, Ltd. At the same time, your Board reaffirmed the Company's strategic plan and approved an accelerated initiative to spin off to shareholders 100% of its wholly-owned Cuno, Incorporated fluid filtration and purification subsidiary. In addition, the Board unanimously approved a program to repurchase up to 2.5 million of its
15.5 million common shares currently outstanding.

The Board determined that United Dominion's unsolicited tender offer is inadequate and not in the best interests of Commercial Intertech, its shareholders and other important constituents, and does not adequately reflect the long-term value or prospects of the Company. In making its determination, the Board considered the Company's long-term strategic plan to build value for its shareholders by growing its core businesses and establishing a separate public market for Cuno. In connection with its determination, the Board considered the opinion of its financial advisor, Goldman, Sachs & Co., that the United Dominion offer is inadequate.

Together these initiatives are designed to provide a balanced package of long-term and short-term value that responds to shareholders with different investment objectives and more accurately reflects the Company's underlying worth. The share repurchase program will provide immediate liquidity to those holders who wish to sell some or all of their shares, while enabling continuing holders to benefit both from the ongoing growth of the Company and Cuno, as well as from the fewer shares that will remain outstanding. The share repurchase program is expected to be accretive to Commercial Intertech's earnings per common share.

We are optimistic about Commercial Intertech's continued strong financial performance, as evidenced by the record results we achieved in fiscal 1995, and by the past three straight years of improved performance. We believe the steps we are announcing today, combined with the continued implementation of our long-term strategic plan, will best protect and enhance value for our shareholders and serve the interests of all of our constituencies.

The Company's directors and officers do not intend to sell any shares in connection with the repurchase program, nor to tender to the United Dominion offer. WE STRONGLY RECOMMEND THAT SHAREHOLDERS NOT TENDER THEIR SHARES TO THE UNITED DOMINION TENDER OFFER.
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                                     - 2 -

The enclosed Schedule 14D-9 describes your Board's decision to reject the United Dominion Offer and contains other important information relating to its decision. We urge you to read it carefully.

Your Board of Directors and I greatly appreciate your continued support and encouragement.

Sincerely,


Paul J. Powers
Chairman and Chief Executive Officer